UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

June 18, 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate

London EC2M 4AA

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-284008) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Index of Exhibits

Exhibit No.	Description
1.1	Underwriting Agreement between NatWest Group plc and NatWest Markets Securities Inc., dated as of June 15, 2026.
1.2	Pricing Agreement between NatWest Group plc and NatWest Markets Securities Inc., dated as of June 15, 2026.
4.1	Amended and Restated Indenture between NatWest Group plc, as issuer, and The Bank of New York Mellon, as trustee, dated as of December 13, 2017 (incorporated herein by reference to Exhibit 4.3 of the Registrant’s Registration Statement on Form F-3 (File No. 333-284008) filed with the Commission on December 23, 2024).
4.2	Sixteenth Supplemental Indenture between NatWest Group plc, as issuer, and The Bank of New York Mellon, as trustee, dated as of June 18, 2026.
4.3	Form of Global Note for the $1,250,000,000 4.983% Senior Callable Fixed-to-Fixed Reset Rate Notes due 2032 (included in Exhibit 4.2 hereof).
5.1	Opinion of CMS Cameron McKenna Nabarro Olswang LLP, Scottish legal advisors to NatWest Group plc as to the validity of the $1,250,000,000 4.983% Senior Callable Fixed-to-Fixed Reset Rate Notes due 2032 of NatWest Group plc, issued on June 18, 2026, as to certain matters of Scots law.
5.2	Opinion of Davis Polk & Wardwell London LLP, U.S. legal advisors to NatWest Group plc as to the validity of the $1,250,000,000 4.983% Senior Callable Fixed-to-Fixed Reset Rate Notes due 2032 of NatWest Group plc, issued on June 18, 2026, as to certain matters of New York law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date: June 18, 2026	By:	/s/ Mark Stevens
	Name:	Mark Stevens
	Title:	Assistant Secretary